[Wilson Sonsini Goodrich & Rosati Letterhead]

October 12, 2004

Via EDGAR Transmission and Facsimile

Jay S. Mumford, Esq.

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	FoxHollow Technologies, Inc., Registration Statement on Form S-1 (File No. 333-118191)

Dear Mr. Mumford:

On behalf of our client FoxHollow Technologies, Inc. (the “Company” or “FoxHollow”), we are submitting this response to the Staff’s request of October 8, 2004 concerning a publication about the Company’s SilverHawk device that appears as a supplement to the journal Endovascular Today, entitled “Plaque Excision in the Peripheral Vasculature” (the “Article”). Specifically, the Staff requested that we provide a written analysis of why the Company should not be required to undergo a “cooling-off” period prior to completing its proposed initial public offering.

I.	The Regulation of Pre-Effective Publicity.

Our analysis is based upon our understanding that under Section 5 of the Securities Act of 1933 (the “Act”) it is unlawful “to carry or to transmit any prospectus relating to any security with respect to which a registration statement has been filed . . . unless such prospectus meets the requirements of Section 10.” Under Section 2(a)(10) of the Act the term “prospectus” is broadly defined as “any prospectus, notice, circular, advertisement, letter, or communication, written or by radio or television, which offers any security for sale or confirms the sale of any security.” Section 2(a)(1) of the Act defines an “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security. . .”

We also note the Commission’s Release No. 5180, which provides specific substantive guidance for companies in registration. While the Release states that an “offer” can occur when an issuer publication has the effect of “conditioning the public mind or arousing public interest” in the issuer or in the securities of the issuer, the

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Release also provides that an issuer may “continue to advertise products and services,” though the issuer must avoid the “issuance of forecasts, projections, or predictions relating but not limited to revenues, income or earnings per share” or “publishing opinions concerning values.”

II.	The Article.

A.	Background.

The Article discusses the safety, efficacy, applications and techniques for use, of the SilverHawk. It has been distributed as a supplement to the current September 2004 issue of Endovascular Today, and is the product of a Company marketing initiative that commenced well before the Company began the registration process. In December 2003, the Company determined that a meeting at which respected users of the SilverHawk could discuss clinical usage of the device, designated the “National SilverHawk Summit” (the “Summit”), might provide the Company with useful information that it could use in its marketing and educational efforts. The Summit was scheduled for June 2004. It would have been difficult for the Company to hold the Summit much earlier, given the logistics of coordinating the various schedules of the approximately 30 physician participants. Additionally, at the time, the SilverHawk had only been on the market for a few months on a limited basis, and the success of the Summit required additional clinical usage of the device.

The Company further determined that Endovascular Today, a trade journal supported by advertising and distributed without charge to the recipients (principally cardiologists, vascular surgeons, and interventional radiologists,) would provide a highly-targeted means for disseminating the information and opinions presented at the Summit to an audience characterized in large part as potential users of the SilverHawk. In March 2004, the Company engaged Endovascular Today to attend the Summit and to produce the Article based on the clinical information discussed in the proceedings, any consensus statements on which the participants might agree, and certain clinical experience to date. The Summit was held on June 15-16, 2004, after which the editors of Endovascular Today prepared the Article.

The drafting process took several weeks because, among other reasons, the editors circulated drafts to the Company (primarily for fact checking and supply of graphics) and to participating physicians for comment, circulated follow-up surveys to participating physicians in an effort to ensure that the Article reflected the consensus of participants in the Summit, and interviewed the physicians that performed the case studies discussed in the Article. Based on the anticipated timing of completion of the Article and the Transcatheter Cardiovascular Therapeutics conference scheduled for September 27, 2004 – October 1, 2004 (“TCT”), the Company and Endovascular Today determined that the Article should be distributed in September 2004, immediately prior to

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TCT. TCT is the industry’s preeminent conference, attended by over 10,000 participants, principally cardiologists, vascular surgeons, and interventional radiologists, the Company’s core target demographic, as well as other industry members. Publishing the Article coincident with TCT helped to reinforce the Company’s efforts at TCT, as further supported by the Company’s booth, SilverHawk abstract presentations and posters, and live case demonstrations.

In the second half of September 2004, the Article was distributed by third-class mail as a stand-alone supplement to the September 2004 edition of Endovascular Today to the magazine’s approximately 22,000 subscribers, of which the publisher estimates 18,000 are physicians and 4,000 are principally the magazine’s advertisers and other industry members. In addition, both the Company and Endovascular Today distributed the supplement at booths that each maintained at TCT. The Company has continued to distribute the Article in face-to-face meetings between physician customers and the Company’s sales force. The Article also appears on Endovascular Today’s website at www.evtoday.com. The Company has not otherwise distributed the Article.

B.	The Article is Consistent with the Company’s Prior Marketing Practices and Prior Publications of Endovascular Today.

To date, the Company’s marketing efforts have been focused on highly-targeted direct communications between the Company and those physicians that are the Company’s core target demographic as potential users of the Company’s SilverHawk device. The Company’s most significant marketing initiatives have been national and regional education programs, as well as medical conferences, primarily the TCT conference where the Company has had a booth since 2001. In addition, the Company has placed an emphasis on working with physicians to write case studies and review articles. The Article represents an intersection of all of these historic Company marketing efforts: 1) the Endovascular Today journal is circulated directly to the Company’s target customers; 2) the September 2004 issue was published at the time of the TCT conference; 3) and the content of the Article is focused on presenting physicians’ experience with the SilverHawk device.

The Endovascular Today supplement was not extraordinary for either the Company or for the publisher. The cost of the supplement to the Company was only approximately $25,000, roughly 1% of the marketing department’s budget for 2004. Publishing supplements of products and procedures that have been paid for by the manufacturers of such products is not unusual for Endovascular Today. Each of the prior two issues of Endovascular Today had included manufacturer supplements that followed a similar format to that published about the SilverHawk in the Article. The July 2004 supplement, paid for by Medtronic Vascular, reproduced articles that promoted the safety and efficacy of the endograft procedure versus surgical repair, and Medtronic’s product for the endograft procedure, the AneuRx stent graft. Two of the four pieces included

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were authored by physicians who were paid for their work by Medtronic. The June 2004 supplement, paid for by Cook, Inc., similar in format to the FoxHollow supplement, presented findings from a medical summit sponsored by Cook. The research presented was supported by payments from Cook to the authoring physicians and promoted Cook products. Thus, the Article represents a legitimate product marketing initiative utilized by other well-respected companies within FoxHollow’s industry.

III.	The Company Has Not Made an “Offer” or Otherwise Conditioned the Market to the IPO.

The Company respectfully advises the Staff that it does not believe that the Article constitutes an “offer” to sell its securities or has had the effect of “conditioning the public mind or arousing public interest” in the Company or its securities. The Article does not convey the existence of a proposed offering, nor does the Article discuss any information regarding the anticipated valuation of the Company, financial forecasts or projections, or predications of revenues, income or earnings per share. In fact, other than one mention of the Company’s name at the beginning of the piece and the obvious discussion of the Company’s product, there is no discussion of the Company, generally, or its operations, specifically.

As previously noted, the Commission does not prohibit issuers from engaging in publicity efforts during a registered offering, so long as such publicity is legitimate business activity and not a part of a general selling effort for the offering. As described in Section II, above, the Article, which addresses the safety, efficacy, applications and techniques for use, of the SilverHawk, is an example of a well-established method of marketing within the Company’s industry, appearing in a journal of limited and directed circulation to the Company’s primary target customer base — physicians who are either SilverHawk users or potential users. As such, the Article is an “advertise[ment of] products,” as contemplated in Release No. 5180.

The Company takes very seriously its obligations under the Act with respect to publicity and its potential offering of securities. A comprehensive search conducted on October 9, 2004 of the Lexis Nexis database and the Google news database for the period that the Company has been in registration contains no results showing communications initiated by the Company, whether or not related to the offering.

The Company confirms to the Staff that it has not used, and will not use, the Article beyond its intended legitimate product marketing purposes, and that the Company has taken no action, nor will it take any future action, designed to distribute the Article to members of the investment community or to potential investors in violation of securities laws. Additionally, to the knowledge of Company officers, the publication of the Article has not resulted in any inquiries to the Company regarding the purchase the Company’s securities.

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IV.	Filing the Article and Addition of Disclosure in the Prospectus.

We believe that there is no material information included in the Article that is not already disclosed in the prospectus. However, at the Staff’s direction, the Company is prepared to include the Article as an exhibit to the registration statement. The Company would also be prepared to add a risk factor to clarify potential recission rights under Section 5 of the Act. Finally, the content of the Article has led the Company to add additional disclosure to the risk factor “The use, misuse or off-label use . . .,” appearing on page 12, and to the SilverHawk Procedure section on page 44. All of these proposed changes to the registration statement are included herewith.

V.	A “cooling-off period” will have an adverse effect on the IPO.

The Company respectfully submits to the Staff that imposing a cooling-off period would likely not enhance the quality of the offering, but could instead generate significant additional publicity regarding the offering and, therefore, have the opposite of its intended effect. Additionally, a cooling-off period could result in potential investors placing a disproportionate amount of attention on the information contained in the Article, rather than the information contained in the prospectus.

In addition, the cooling-off period would cause a disruption in the offering process. As we have indicated to the Staff, the Company hopes to print prospectuses and be on its road show by the end of this week, in order to complete the offering before the U. S. Presidential Election and the potential resulting market volatility. If the Staff were to institute a cooling-off period, the IPO process would likely have to be delayed for several months, which could have a material adverse impact on the Company’s financial condition.

Please direct your questions or comments to me at your earliest convenience (650/320-4872). Thank you for your prompt attention to this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/    David J. Saul

David J. Saul

cc.:	R. Thomas, CEO, and M. Ferguson, CFO, FoxHollow Technologies.